SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 23, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 23, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 23, 2005

IVANHOE MINES ANNOUNCES RECORD COPPER PRODUCTION
AND OPERATING PROFIT AS PART OF 2004 YEAR-END FINANCIAL RESULTS

TORONTO, CANADA — Ivanhoe Mines today reported its financial results for the year ended December 31, 2004. Major factors in the 2004 results included a record operating profit from mining operations of US$27.5 million, achieved largely through record production at the Monywa Copper Project joint venture and strong metal prices. Exploration spending of US$98.2 million was primarily incurred on the ongoing Oyu Tolgoi (Turquoise Hill) copper and gold mine development project, and other projects, in Mongolia. The company recorded a net loss of US$89.6 million (or US$0.32 per share) in 2004, compared to a net loss of US$73 million (or US$0.30 per share) in 2003. Ivanhoe is continuing to follow a conservative accounting policy of expensing all exploration, development and engineering costs.

Significant advances

•	On January 18, 2005, Ivanhoe common shares began trading on the New York Stock Exchange (NYSE) under the ticker symbol IVN.

•	In February, 2005, Ivanhoe completed the sale of its Savage River iron ore mine in Australia. The purchase price consisted of two initial payments totalling US$21.5 million, plus a series of contingent, escalating-scale annual payments based on the annual Nibrasco/JSM pellet price. The escalating-scale payments are to be made over five years, beginning March, 2006. For the year starting April 1, 2005, the iron ore pellet price benchmark was increased by 71.5%, to approximately US$65 per tonne. As a result, Ivanhoe expects to receive cumulative payments totalling approximately US$44 million by the end of March, 2006. If the US$65 a tonne benchmark price and the Savage River pellet production are maintained over the next five years, Ivanhoe would expect to receive total consideration of approximately US$123 million from the sale of this operation. Due to the sale, the iron ore division has been reported as discontinued operations in the financial statements.

•	In May and August, 2004, AMEC of Canada prepared independent, updated resource estimates for Oyu Tolgoi. AMEC currently is working on a new independent resource estimate for Oyu Tolgoi, which is expected to be announced in the second quarter of 2005.

•	The Oyu Tolgoi Project’s Southern Oyu deposits, (comprised of the Southwest Oyu, South Oyu, Far South Oyu and Central Oyu deposits), appear to have been largely defined. In contrast, at the Hugo Dummett Deposit, containing the Hugo South and

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the Hugo North deposits, drilling is ongoing and the Hugo North deposit remains open both at depth and to the north. The extent of high-grade mineralization at the Hugo North deposit has yet to be established.

•	An Integrated Development Plan for Oyu Tolgoi is expected to be issued late in the second quarter of 2005. The plan will combine the findings and economics from the open-pit feasibility study on the Southern Oyu deposits and the underground pre-feasibility study on the large-scale, underground block-caving operation at the Hugo North deposit. In management’s view, the Integrated Development Plan will present a more informative, overall picture of the future development of the Oyu Tolgoi Project, especially given the recent exploration success in Hugo North and the expected 40-year mine life under the current plan. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo North deposit is required. This will be accomplished by the sinking of an exploration shaft, expected to begin in April and be completed in early 2007, and subsequent horizontal development.

•	Assuming timely completion of the Integrated Development Plan and the availability of project financing, Ivanhoe Mines expects that initial commercial production from Oyu Tolgoi’s Southern Oyu deposits could commence in mid-2007, with some underground ore from development work on Hugo North being milled in 2008. These plans remain subject to change, based on unforeseen circumstances.

•	During 2004, Ivanhoe Mines was engaged in ongoing discussions with several major, Asia-based international mining finance institutions concerning project financing and off-take arrangements in connection with the proposed development of the Oyu Tolgoi Project.

•	In November, 2004, Ivanhoe closed an agreement with Entrée Gold to explore and potentially develop approximately 40,000 hectares of Entrée’s Shivee Tolgoi property contiguous to the northern property boundary of the Hugo North Deposit at Oyu Tolgoi. By spending US$35 million over eight years, including US$15 million in the first three years, Ivanhoe has the option to earn up to 80% in mineralization deeper than 560 metres and up to 70% in mineralization above the 560-metre level. Ivanhoe also has the right to acquire all of Entrée’s surface rights on the Shivee Tolgoi property by spending a minimum of US$3 million in exploration in the first year.

•	Negotiations are continuing with a formally designated working group of the Mongolian government for a long-term stability agreement for Oyu Tolgoi. That agreement is expected to establish the critical terms and conditions that will apply to the Oyu Tolgoi Project during its developmental and operational phases. Although the stability agreement negotiations were delayed by the June, 2004, national

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elections in Mongolia, Ivanhoe expects to successfully finalize these negotiations shortly.

•	In 2004, regional Mongolian reconnaissance work, rock sampling, induced-polarization surveys and diamond drilling were carried out mainly on the Kharmagtai property, the Bronze Fox District and the extension of the existing Nariin Sukhait coal mine, a coal discovery located in the South Gobi Region. In addition, Ivanhoe announced in December, 2004, its intention to initiate the development of what the company currently believes to be extensive coal deposits in the South Gobi Region.

•	In December, 2004, Ivanhoe received the final US$12.5 million tranche from the Government of Mongolia, completing ahead of schedule the full repayment of the US$50 million Treasury Bill purchased by the company in December, 2003. During the one-year term of the investment, Ivanhoe received interest payments totalling approximately US$1.3 million from the Mongolian government.

•	In July, 2004, Ivanhoe completed an equity financing by issuing 20 million common shares for gross proceeds of Cdn$140 million.

Financial results

•	The joint-venture Monywa Copper Project in Myanmar reported a net profit of US$22.1 million in 2004, compared to a net profit of US$2.1 million in 2003. The mine produced 31,756 tonnes of copper cathode (15,878 tonnes net to Ivanhoe) in 2004, an increase of 14% over 2003 production. The average copper price received in 2004 was US$1.34 a pound, compared to 79 cents US a pound in 2003. Minegate cash costs in 2004 were approximately 42 cents US a pound. Following the debt obligation payment at the end of February, 2005, the balance on the original, US$90 million project debt was reduced to US$7.5 million. Projected copper production for 2005 is estimated at 39,000 tonnes at minegate cash costs of approximately 42 cents US a pound. The current copper price is approximately US$1.55 a pound. The project currently receives a premium of approximately US$125 per tonne of copper (5.7 cents US a pound) for its LME Grade A quality.

•	Exploration expenses for all projects in 2004 totalled US$98.2 million, compared to US$68 million in 2003. The increase in exploration expenses was mainly attributed to 1) Ivanhoe’s drilling activities at Oyu Tolgoi, especially on the Hugo North deposit, 2) the engineering expenses related to the Integrated Development Plan for the Oyu Tolgoi deposit, and 3) exploration activities at other Mongolian properties. Ivanhoe follows a conservative accounting policy of expensing all exploration, development and engineering costs related to all of its projects.

•	Expenditures at the Bakyrchik Gold Mine in Kazakhstan were US$3.8 million in 2004. In 2005, Ivanhoe is planning to obtain funding from outside investors to finance Bakyrchik’s development plans.

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Full details of Ivanhoe’s 2004 financial results are contained in the 2004 audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of planned or expected copper and iron ore pellet production, prices and minegate cash costs, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.